Exhibit (a)(4)

[SYNTHETECH, INC. LETTERHEAD]

Dear Synthetech Stock Optionee:

This message confirms that we have received your Election Concerning Exchange of Stock Options. Pursuant to the Offer to Exchange and the Election Concerning Exchange of Stock Options form, unless you otherwise rescind your Election before 5:00 p.m. Pacific Time on July 16, 2001, we will cancel only those options that you have elected to exchange on your Election Concerning Exchange of Stock Options form on Monday, July 16, 2001, unless the offer gets extended. The replacement options will be granted and priced on or after January 18, 2002, subject to your continued employment and other terms of the Offer.

If you have any questions, or if you did not intend to submit this Election, please contact Charlie Williams at (541) 967-6575.

Reminder: This Election is not revocable after July 16, 2001.

Sincerely,